Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

03 JAN 30 AM 7: 21

Brambles

03003504

20 January 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

Registered in England No. 4134697 Registered Office: as above

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 17 January 2003, Maple-Brown Abbott Limited notified the Australian Stock Exchange that as at 15 January 2003, they held 7.63% (73,813,352 shares) of the issued ordinary share capital of Brambles Industries Limited.

20 January 2003

Contact: Sandra Walters, Assistant Company Secretary
               Tel 020 7659 6039